UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2004.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD
                                           -------------------------------------

Date:   SEPTEMBER 01, 2004                 /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                       TSX Venture: HPM       OTCBB: HPMOF

--------------------------------------------------------------------------------

NEWS RELEASE                                                  SEPTEMBER 01, 2004


                      PROPERTY UPDATE - NEW VEIN DISCOVERED

VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSXV-HPM AND OTCBB-HPMOF) Mr. Nick DeMare, President, is pleased to provide the following update on the El Nayar
Property:

Access-road construction, initially delayed while an operator was sought, is now well under way. On the north side of the El Norte vein a drill road has advanced approximately 800 metres in zig-zag fashion up the slope and is now about halfway to the top of the ridge. The same road, at lower elevation, exposed a new vein which has subsequently been located at other points. Two samples, each over a 1.5 m width, gave assays of (a) 0.24 g/t Au with 68 g/t Ag and (b) 0.90 g/t Au with 235 g/t Ag. The character of the mineralization resembles that of the El Norte vein. The road will be continued to the summit of the ridge, providing access to drill pads for a diamond drilling program.

Sampling of the underground workings and surface outcrops of the historic La Castellana vein has been substantially advanced. Assays for the latest batch of samples from the east end of the El Norte vein have been received and are tabulated below.

Sample                                   True      Au      Ag        Au      Ag
Number                                   Width     g/t     g/t    oz/ton  oz/ton

LC-910 Vein FW Bx                         1.00     0.5     19.7    0.016    0.63
LC-911 Vein                               1.00     0.18    66.1    0.006    2.13
LC-912 Vein Bx                            0.95     0.27   100.0    0.009    3.22
LC-913 Vein Bx HW                         0.95     0.18   106.0    0.006    3.41
LC-914 Vein Bx in diorite                 1.00     0.06    46.7    0.002    1.5
LC-915 Vein Bx                            0.25     7.1   3005.3    0.228   96.62
LC-916 Vein Bx HW                         0.70     0.13   127.5    0.004    4.1
LC-915 and 916 composited                 0.95     2.12   884.8    0.068   28.45
LC-917 Vein Bx                            1.00     0.34    77.4    0.011    2.49
LC-918 Vein Bx FW of fault                1.50     0.9    234.6    0.029    7.54
LC-919 Vein Bx FW of fault 5m from 918    1.50     0.24    68.5    0.008    2.2

Bx = breccia   FW = footwall   HW = hanigng wall

Samples LC-910 - 917 are from the eastern end of the El Norte Vein. LC-918 and LC-919 are from the new vein.

Completion of the sampling programs on the La Castellana and El Norte veins will allow more effort to be directed at advancing geological understanding of the property and a systematic search for other mineralized structures. The discovery of a new vein during road building is encouraging, and further discoveries are anticipated.

Additional information about the El Nayar Project, including a map showing principal features of the property, with location of assayed samples, will be added to the Company's website (www.hiltonresourcesltd.com) in the coming weeks.


                                                                       ......./2

Hilton Resources Ltd.
News Release - September 1, 2004
Page 2



APPOINTMENT OF QUALIFIED PERSON

James W. Stewart, Ph.D., P.Geo., has been engaged as the company's Qualified Person (QP) on the El Nayar Project and will serve on the Company's advisory board. Dr. Stewart has an extensive background in exploration and development of mineral resources in Canada, U.S.A. and throughout Latin America. He has worked for Anglo-American, BP Mining and Newmont. Since taking early retirement from Newmont he consults for a number of Canadian, Australian and American companies. Eskay Creek and Veladero (Argentina) are among the better-known deposits with which he has been associated in recent years. Management is extremely pleased that Dr. Stewart has agreed to work with the Company in advancing the exploration efforts at El Nayar.

Hilton Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "HPM", and on the OTCBB under symbol "HPMOF". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Hilton's assets in this sector. Management aims to identify exploration projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective means and in the shortest time possible.



ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:
                                          Des O'Kell at 1-888-303-3361 or
/s/ NICK DEMARE                           email:   des@elandjennings.com
----------------------
Nick DeMare, President                    WEBSITE: WWW.HILTONRESOURCESLTD.COM


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

         The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.